To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong
Ms Kathy Jiang – The Bank of New York, New York, USA

The Standard (Wednesday, 1 March 2006)

82-1672

SUPPL

...xchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

COMPLETION OF SECOND CLOSING ANNOUNCEMENT

Reference is made to the announcement (the "Announcement") of Television Broadcasts Limited (the "Company") dated 30 December 2005. The Company announces that completion of the Second Closing took place on 28 February 2006.

Reference is made to the Announcement in relation to the extension to 28 February 2006 of the Second Closing of the sale and purchase agreement entered into by TVB Satellite TV Holdings Limited, a wholly owned subsidiary of the Company, for the sale to Enjoy Profits Limited and Dr. Chan Kwok Keung, Charles of 520,747,500 shares and 21,255,000 shares, respectively of Galaxy Satellite TV Holdings Limited ("Galaxy"), representing 49% and 2%, respectively, of the total issued share capital of Galaxy. Upon Second Closing, the balance of the consideration in the sum of HK$86,274,510 is to be paid by Enjoy Profits Limited.

The board of directors of the Company wishes to announce that the Second Closing took place on 28 February 2006 when the whole sale and purchase transaction has been completed.

By Order of the Board
Mak Yau Kee Adrian
Company Secretary

28 February 2006, Hong Kong

As at the date of this announcement, the directors of the Company are:

Sir Run-Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Chien Lee*
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

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